UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025.

Commission File Number: 001-42008

BW LPG Limited

(Translation of registrant’s name into English)

c/o BW LPG Holding Pte Ltd

10 Pasir Panjang Road,

#17-02 Mapletree Business City, Singapore

117438

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

DOCUMENTS TO BE FURNISHED AS PART OF THIS FORM 6-K

Exhibit Number	Exhibit Description
99.1	Press release of BW LPG Limited dated December 11, 2025 – Ex dividend US$0.40 on the Oslo Stock Exchange today

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BW LPG Limited

By:	/s/ Samantha Xu
Name:	Samantha Xu
Title:	Chief Financial Officer

BW LPG Limited – Ex dividend US$0.40 on the Oslo Stock Exchange today

Singapore, 11 December 2025

With reference to the press release dated 2 December 2025 by BW LPG Limited (“BW LPG” or the “Company”, OSE ticker code: “BWLPG.OL”, NYSE ticker code “BWLP”) on key information relating to the cash dividend for Q3 2025, the shares of the Company will be traded ex-dividend on the Oslo Stock Exchange from today and from 12 December 2025 on the New York Stock Exchange.

For further information, please contact:

Samantha Xu

Chief Financial Officer

investor.relations@bwlpg.com

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